FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 1, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

WBD Foods (“the Company”) reports the following change in the shareholders’ share in the Company’s charter capital:

The shareholder’s surname, given name, and patronymic: Dubinin Mikhail V.

Position: member of the Board of directors

Share in the charter capital before the change: 6.02%

Share in the charter capital after the change: 5.71%

The shareholder’s surname, given name, and patronymic: Orlov Alexander S.

Position: member of the Board of directors

Share in the charter capital before the change: 3.87%

Share in the charter capital after the change: 3.47%

The shareholder’s surname, given name, and patronymic: Plastinin Sergei A.

Position: member of the Board of directors

Share in the charter capital before the change: 10.72%

Share in the charter capital after the change: 9.30%

The shareholder’s surname, given name, and patronymic: Vishnyakov Mikhail I.

Share in the charter capital before the change: 2.28%

Share in the charter capital after the change: 2.05%

The shareholder’s surname, given name, and patronymic: Yaroslavskiy Evgeny L.

Share in the charter capital before the change: 1.26%

Share in the charter capital after the change: 1.13%

The shareholder’s surname, given name, and patronymic: Evdokimov Victor E.

Share in the charter capital before the change: 0.37%

Share in the charter capital after the change: 0.34%

The shareholder’s proprietary name: I.M. Arteks Holdings Limited (1)

Share in the charter capital before the change: 0.37%

Share in the charter capital after the change: 0.00%

The date, when the Company got to know about the change of the share of the aforesaid persons in the Company’ charter capital: April 1, 2005.

(1) As to the best of our knowledge and according to the press release issued by I.M. Arteks Holdings Limited or Arteks, dated June 7, 2004,  Arteks also remains the beneficial owner of and continues to control its share in the Company’s charter capital (4.81%) which was transferred by Arteks to Parex Bank JSC as a security under a credit agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: April 1, 2005